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                           [VEDDER PRICE LETTERHEAD]


                               February 21, 2007


VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

    Re:  DWS Strategic Income Trust
         (the "Registrant)
         --------------------------
To the Commission:


     On behalf of the Registrant, electronically transmitted herewith is the Registrant's Registration Statement on Form N-2 for filing pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 (File
No. 811-08382).

     Please direct all of your comments and/or questions regarding this filing to Mark Winget at (312) 609-7532 or me at (312) 609-7710.



                                             Very truly yours,

                                             /s/ Joseph M. Mannon

                                             Joseph M. Mannon


JMM/sfs
Enclosure

cc: Deborah B. Eades, Esq.
    Jim Wall, Esq.